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Eric Creekmore 9+

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**Eric Creekmore**
Oct 2 ·

Big push this month! Everyone's help needed to launch Nov 1. Be a part of something special🤝
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**Invest in Thr Technologies Inc.: Just Launched! The future of in-person connections for high-value net...**

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**Eric Creekmore**
Oct 2 ·

I've been fortunate to build relationships around the

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